UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **November 8, 2004**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition" and also under Item 7.01 "Regulation FD Disclosure." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On November 8, 2004, American Independence Corp. issued a press release announcing net income for the three months and nine months ended September 30, 2004. A copy of which is attached as Exhibit 99.1.

Item 7.01 Regulation FD Disclosure.

See reference to Item 2.02 "Results of Operations and Financial Condition."

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

Exhibit 99.1 Press release of American Independence Corp. dated November 8, 2004, reporting net income for the three months and nine months ended September 30, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert* Date: November 9, 2004

Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.
485 MADISON AVENUE
NEW YORK, NEW YORK 10022
NASDAQ – AMIC

CONTACT: DAVID T. KETTIG
(212) 355-4141 Ext. 3047
www.americanindependencecorp.com

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES NET INCOME FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004

New York, New York, November 8, 2004. American Independence Corp. (NASDAQ: AMIC) today reported net income of $1.7 million ($.19 per share, diluted), net of a provision for income taxes of $1.0 million, for the three months ended September 30, 2004 compared to $2.3 million ($.27 per share, diluted), net of provision for income taxes of $.1 million for the three months ended September 30, 2003. Revenues amounted to $21.6 million for the three months ended September 30, 2004, compared to revenues of $15.7 million for the three months ended September 30, 2003.

AMIC also reported net income of $4.6 million ($.54 per share, diluted) for the nine months ended September 30, 2004 compared to $6.4 million ($.75 per share, diluted) for the nine months ended September 30, 2003. Revenues amounted to $59.0 million for the nine months ended September 30, 2004, compared to revenues of $38.9 million for the nine months ended September 30, 2003. Net income for 2004 includes a non-cash provision for federal income taxes. No such provision was recorded for the comparable period in 2003 because AMIC's tax year end is September 30 and for the first nine months of 2003 the Company had a recovery for federal income taxes arising from losses in the fourth quarter of 2002. For as long as AMIC utilizes its net operating loss carryforwards, it will not pay any income taxes, except for federal alternative minimum taxes and state income taxes.

On a non-GAAP basis, the Company's income from continuing operations excluding amortization and federal income tax charge for the nine months ended September 30, 2004 increased to $7.9 million ($.93 per share, diluted) from $7.7 million ($.91 per share, diluted) for the nine month ended September 30, 2003 and increased from $2.7 million ($.32 per share, diluted) for the three months ended September 30, 2003 to $2.8 million ($.33 per share, diluted) for the three months ended September 30, 2004.

Roy T.K. Thung, Chief Executive Officer, commented, "We are pleased that Independence American increased its premiums from $11.3 million to $16.6 million (an increase of 47%) in the third quarter of 2004 compared to the comparable period in 2003. Premiums have also increased from $26.3 million to $43.8 million (an increase of 67%) for the nine months ended September 30, 2004 compared to the same period in 2003. Despite higher loss ratios due to development from the 2003 year and a

somewhat softer rate environment in the medical stop-loss market and an increase in pre-tax overhead, we are gratified that we still generated an increase in both our three months and nine months ended September 30, 2004 non-GAAP income from continuing operations excluding amortization and federal income tax charge, when compared to the same period in 2003. The increase in overhead primarily consists of expenses related to compliance with Sarbanes Oxley Act of 2002 of $.2 million and $.3 million for the three months and nine months ended September 30, 2004. Independence Holding Company has agreed, subject to regulatory approval, to cede to Independence American up to 15% of any business generated by IHC's new strategic health initiatives division, as well as additional medical stop-loss premiums in an amount to be determined. In anticipation of receiving more premiums, the Company has contributed $3.5 million of additional capital to Independence American."

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supercede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below. Operating results reported on a non-GAAP basis exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting and the federal income tax charge related to deferred taxes.

AMIC is a holding company principally engaged in the employer medical stop-loss and managed care insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements that are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in AMIC's filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
THIRD QUARTER REPORT
(in Thousands Except Per Share Data)

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Premiums earned	$ 16,581	$ 11,295	$ 43,753	$ 26,267
MGU fee income	4,275	3,868	13,164	10,734
Net Investment income	597	468	1,702	1,503
Net realized gains	89	30	345	379
Other income	37	4	47	24
Revenues	21,579	15,665	59,011	38,907
Insurance benefits, claims and reserves	10,731	7,080	28,074	16,279
Selling and general expenses	7,484	5,689	21,336	14,432
Amortization and depreciation	431	502	1,234	1,509
Other expenses	270	29	870	135
Expenses	18,916	13,300	51,514	32,355
Income from continuing operations before income tax	2,663	2,365	7,497	6,552
State income taxes	113	91	460	272
Federal income taxes	888	-	2,452	-
Income from continuing operations	1,662	2,274	4,585	6,280
Income from discontinued operations, net of income tax	-	-	10	114
Net income	$ 1,662	$ 2,274	$ 4,595	$ 6,394
Basic Income Per Common Share:				
Income from continuing operations	$ .20	$ .27	$ .54	$ .75
Income from discontinued operations, net of income tax	-	-	-	.01
Net income	$ .20	$ .27	$ .54	$ .76
Weighted average basic common shares	8,436	8,417	8,432	8,409
Diluted Income Per Common Share:				
Income from continuing operations	$ .19	$ .27	$ .54	$ .74
Income from discontinued operations, net of income tax	-	-	-	.01
Net income	$ .19	$ .27	$ .54	$ .75
Weighted average diluted common shares	8,540	8,527	8,533	8,485

As of September 30, 2004, there were 8,436,389 common shares outstanding, net of treasury shares.

RECONCILIATION of GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands Except Per Share Data)

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Income from continuing operations	$ 1,662	$ 2,274	$ 4,585	$ 6,280
Amortization of intangible assets related to purchase accounting	334	470	992	1,411
Federal income tax charge related to deferred taxes	842	-	2,326	-
Income from continuing operations excluding amortization and federal income tax charge	$ 2,838	$ 2,744	$ 7,903	$ 7,691
Non - GAAP Basic Income Per Common Share:				
Income from continuing operations excluding amortization and federal income tax charge	$ .34	.33	.94	.91
Non - GAAP Diluted Income Per Common Share:				
Income from continuing operations excluding amortization and federal income tax charge	$ .33	.32	.93	.91